China Information Technology, Inc.
Announces a $9 Million Share Repurchase Program

(Shenzhen, China – October 4, 2013) -- China Information Technology, Inc. (“CNIT” or the “Company”) (Nasdaq: CNIT), a leading provider of integrated cloud-based solutions in digital education and public information release, and other information technology solutions in China, today announced that the Company’s Board of Directors has approved a $9.0 million share repurchase program.

The Company expects to implement this share repurchase program over the next 12 months, in a manner consistent with market conditions and the interest of shareholders. Repurchases may be in open-market transactions or through privately negotiated transactions. The timing and extent of any purchases will depend upon market conditions, the trading price of the Company’s ordinary shares and other factors, and are subject to the restrictions relating to volume, price and timing under applicable laws, including but not limited to, Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. The Company’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The repurchases will be funded with the proceeds from the Company’s recently issued 3 million shares of employee incentive stock under its 2013 Equity Incentive Plan. It is expected that the repurchased shares will be held by the Company as treasury shares.

Mr. Jiang Huai Lin, Chairman and CEO of the Company, commented, "This share repurchase program reflects the confidence we have in the Company's long-term growth prospects and our commitment to increasing shareholder value. Moreover, we believe our successful transition to the “cloud-centric” business model with features of recurring revenue and low account receivable requirement will greatly enhance our cash-flow position and our ability to maintain a sustainable growth in the future.”

About China Information Technology, Inc.

Headquartered in Shenzhen, China, China Information Technology, Inc., through its subsidiaries and other consolidated entities, provides information technologies, smart education, public information release and cloud-based business products and solutions in China. The Company’s cloud-based products include Smart EduCloud and Public InfoCloud; IT solutions include geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS); The Company’s seamless and fully-integrated hardware, software, and cloud-based services serve a variety of customers in the fields of government, education, medical, financial, commercial, communication and individual consumers. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of China Information Technology, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements”. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with or furnished to the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767
Email: IR@chinacnit.com
http://www.chinacnit.com